CERTIFICATE OF FORMATION
RJR PACKAGING LLC
     This Certificate of Formation of RJR Packaging LLC (the “Company”) has been duly executed and is being duly filed by the undersigned, as an authorized person, to form a limited liability company in the State of Delaware under the Delaware Limited Liability Company Act.
     FIRST: The name of the limited liability company is RJR Packaging LLC.
     SECOND: The address of the registered office of the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.
     THIRD: The name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808
     IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation on April 23, 2003.

/s/ McDara P. Folan, III

McDara P. Folan, III
Authorized Person